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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Rolls Out the E195-E2, the Most Efficient Next-Generation Commercial Jet in the World

São José dos Campos, SP - March 7, 2017 – In a ceremony held today at the Company's facilities in São José dos Campos, Embraer presented the largest aircraft of the second generation of the E2-Jets family, the most efficient aircraft in the single aisle jet market: the E195-E2. With the first flight scheduled for the coming months, the jet is expected to enter into service in the first half of 2019.

“The E195-E2 has the potential to significantly change the fleet profile of airlines around the world. With a 20% lower cost per trip and a cost per seat similar to larger aircraft, the E195-E2 becomes the ideal aircraft for regional business growth as well as low-cost business plans and complementing existing mainline fleets” said John Slattery, President & CEO, Embraer Commercial Aviation.

The E195-E2 has three additional rows of seats, when compared to the current generation E195, and it can be configured with 120 seats in two classes of service, or up to 146 in a single class. The aircraft also has a significant increase in range of 450 nautical miles, which allows trips of up to 2,450 nautical miles.

The aircraft has a dedicated wing, with the highest aspect ratio among single-aisle jets, increasing fuel efficiency. In addition to a more balanced specification, Embraer applied over 17 million hours of flight experience on today's E-Jet fleet of over 1,300 units to come up with the optimal E2 design. For example, being designed with an intelligent combination of materials, the E195-E2 can carry 10% more passengers than a direct competitor and still have the same weight.

“We introduced in the proven E-Jets platform all new technologies that would add value to customers. One example is the fourth generation of fly-by-wire, which allowed a 20% reduction of the empennage area, minimizing drag and weight,” explained Luís Carlos Affonso, COO, Embraer Commercial Aviation. “The airplane will save up to 24% in fuel and 20% in maintenance costs per seat, when compared to the current E195. A portion of these savings will be achieved with the new engine technology, but the greatest competitive advantage of the E195-E2 lies in the optimization of its structure and of its various systems.”

Embraer will use two aircraft for the E195-E2 certification campaign. The first prototype will be used for the aerodynamic and performance tests. The second prototype, which will also make its inaugural flight by the end of this year, will be used for the validation of maintenance tasks and of the interior.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +33 (0)657120121 Tel.: +33 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Since its launch, the E2 program has reached 690 commitments, 275 of which are firm orders and 415 of which are options and purchase rights, from both airline customers and leasing companies. Currently, the E-Jets are operating with about 70 customers in 50 countries, being the global leader in the segment of aircraft with up to 130 seats, with over 50% market share.

With an investment of USD 1.7 billion, the E2 program was launched in June 2013 and reinforces Embraer's commitment to continuously invest in its commercial aviation products as well as maintain market leadership in the segment of 70 to 130 seats.

Follow us on Twitter: @Embraer

About Embraer Commercial Aviation

Embraer is the world’s leading manufacturer of commercial jets that seat up to 130 passengers. Nearly 900 aircraft from the 37, 44 and 50-seat ERJ 145 family of regional jets have been delivered to airlines since their introduction in 1996. The E-Jet family includes four larger aircraft that have between 70 and 130 seats. The E170, E175, E190 and E195 set the standard in their category with their advanced engineering, high degree of efficiency, spacious, ergonomic cabins with two-by-two seating, and attractive operating economics. Since the E-Jets entered revenue service in 2004, Embraer has received 1,700 firm orders for this aircraft family. More than 1,300 have been delivered.

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +33 (0)657120121 Tel.: +33 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer